UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on August 08, 2007.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On August 08, 2007, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended on June 30, 2007. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A THREE MONTH PERIOD ENDED JUNE 30, 2007 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
June 30, 2007 and 2006

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of June 30, 2007 and 2006
and for the years ended June 30, 2007 and 2006
(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7

Ch$	- Chilean pesos
ThCh$	- Thousands of Chilean pesos
US$	- United States dollars
ThUS$	- Thousands of United States dollars
ThEuro	- Thousands of Euros
UF	- The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2007	2006
		ThUS$	ThUS$
ASSETS

Current assets
Cash		16,043	27,152
Time deposits	32	4,393	155,975
Marketable securities	4	96,715	58,933
Accounts receivable, net	5	191,625	170,437
Other accounts receivable, net	5	9,787	6,786
Accounts receivable from related companies	6	83,269	63,457
Inventories, net	7	377,544	374,298
Recoverable taxes		20,556	20,428
Prepaid expenses		6,492	5,292
Deferred income taxes	15	-	6,078
Other current assets		13,347	18,057
Total current assets		819,771	906,893

Property, plant and equipment, net	8	951,930	892,457

Other Assets
Investments in related companies	9	20,477	20,828
Goodwill, net	10	35,216	40,931
Negative goodwill, net	10	(1,928)	-
Intangible assets, net		4,172	4,825
Long-term accounts receivable, net	5	109	297
Long-term accounts receivable from related companies	6	2,118	2,000
Other long-term assets	11	39,735	51,843
Total Other Assets		99,899	120,724
Total assets		1,871,600	1,920,074

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of June 30,
	Note	2007	2006
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	1,923	51,600
Current portion of long-term debt	12	823	204,996
Current portion of bonds payable	13	8,227	5,398
Dividends payable		107	262
Accounts payable		108,499	83,855
Other accounts payable		371	1,019
Notes and accounts payable to related companies	6	1,574	2,331
Accrued liabilities	14	29,979	21,995
Withholdings		6,388	8,553
Income taxes		8,244	9,447
Deferred income		23,570	11,346
Deferred income taxes	15	2,730	-
Other current liabilities		682	1,999
Total current liabilities		193,117	402,801

Long-term liabilities
Long-term bank debt	12	180,000	100,000
Long-term Obligations with the Public (Bonds)	13	298,093	298,434
Other accounts payable		765	928
Deferred income taxes	15	50,885	43,958
Staff severance indemnities	16	19,760	18,924
Total long-term liabilities		549,503	462,244

Minority interest	17	39,208	34,908

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	156,855	155,377
Retained earnings	18	455,531	387,358
Total shareholders' equity		1,089,772	1,020,121
Total liabilities and shareholders' equity		1,871,600	1,920,074

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		June 30,
	Note	2007	2006
		ThUS$	ThUS$
Operating results

Sales		558,792	504,724
Cost of sales		(394,485)	(358,627)
Gross margin		164,307	146,097
Selling and administrative expenses		(32,050)	(33,116)
Operating income		132,257	112,981

Non-operating results
Non-operating income	20	13,518	9,965
Non-operating expenses	20	(26,613)	(27,301)
Non-operating loss		(13,095)	(17,336)
Income before income taxes		119,162	95,645
Income tax expense	15	(24,075)	(19,582)
Income before minority interest		95,087	76,063
Minority interest	17	(1,143)	(869)
Net income before negative goodwill		93,944	75,194
Amortization of negative goodwill	10	-	68
Net income for the year		93,944	75,262

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended June 30
		2007	2006
		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		93,944	75,262
Charges (credits) to income not representing cash flows
Depreciation expense	8	47,042	44,037
Amortization of intangible assets		349	732
Write-offs and accruals		15,987	8,051
Gain on equity investments in related companies		(2,201)	(1,144)
Loss on equity investments in related companies		66	131
Amortization of goodwill	10	1,147	1,369
Amortization of negative goodwill	10	-	(68)
(Profit) loss on sales of assets		(16)	(767)
Loss from sale of investments		-	-
Other credits to income not representing cash flows		(583)	(15,489)
Other charges to income not representing cash flows		56,285	52,287
Foreign exchange difference, net		2,061	3,096
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(12,615)	11,370
Inventories		(16,946)	(43,626)
Other assets		(9,193)	1,198
Accounts payable		10,438	(1,794)
Interest payable		(733)	3,889
Net income taxes payable		(14,615)	(29,105)
Other accounts payable		(5,740)	(7,312)
VAT and taxes payable		5,794	1,303
Minority interest	17	1,143	869
Net cash provided from operating activities		171,614	104,289

Cash flows from financing activities
Proceeds from short term bank financing		-	136,281
Bonds payable		-	299,833
Payment of dividends		(95,257)	(74,481)
Repayment of bank financing		(56,422)	(171,281)
Payment of obligations with the public (Bonds payable)		(2,636)	-
Payment of expenses for the issuance and placement of bonds payable		-	(6,629)
Net cash used in financing activities		(154,315)	183,723

Cash flows from investing activities
Sales of property, plant and equipment		1,435	10
Other investing income	24	357	25,182
Additions to property, plant and equipment		(80,338)	(104,722)
Capitalized interest		(6,492)	-
Purchase of permanent investments		-	(115,124)
Other disbursements		(16)	-
Net cash used in investing activities		(85,054)	(194,654)

Effect of inflation on cash and cash equivalents		962	998
Net change in cash and cash equivalents		(66,793)	94,356
Beginning balance of cash and cash equivalents		183,943	147,956
Ending balance of cash and cash equivalents		117,150	242,312

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 - Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 - Summary of Significant Accounting Policies

a)    Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006
Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich S.R.L. Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe N.V. (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	0.00	100.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk L.L.C. (USA)	51.00	51.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia S.R.L. (Italy)	100.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	0.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties L.L.C. (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai - FZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	0.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	0.00
Comercial Hydro S.A.	60.64	60,64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)     Period

These consolidated financial statements have been prepared as of June 30, 2007 and 2006 and for the years then ended.

c)    Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year ( 1.9% and 1.1% in 2007 and 2006, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)     Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 526.86 per US$1 at June 30, 2007 and Ch$ 539.44 per US$1 at June 30, 2006.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)    For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

•	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.

•
Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

•
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)    The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

•	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

•	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.

•	Any exchange differences are included in the results of operations for the period.

d)     Foreign currency (continued)

Foreign exchange differences for the period ended June 30, 2007 and 2006 generated net earnings (loss) of ThUS$ (2,061) and ThUS$ (3,096) respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at June 30, as follows:

	2007	2006
	US$	US$
Brazilian Real	1.92	2.16
New Peruvian Sol	3.19	3.26
Argentine Peso	3.09	3.08
Japanese Yen	123.26	115.24
Euro	0.74	0.79
Mexican Peso	10.79	11.40
Indonesian Rupee	9,830.04	9,290.00
Australian Dollar	1.18	1.35
Pound Sterling	0.51	0.54
Ecuadorian Sucre	1.00	1.00
South African Rand	6.99	7.14

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

   e)     Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)      Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)    Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)    Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)      Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variances which affect our products (density, moist, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)     Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)            Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

l)              Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)           Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

Beginning on January 1, 2004, goodwill and negative goodwill represents the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

n)             Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)             Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

p)             Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)             Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)            Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)             Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)             Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)            Reclassifications

For comparison purposes, certain reclassifications have been made to the 2006 financial statements.

v)             Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

w)            Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1.819 dated November 14, 2006 of the SVS, computer systems acquired by the Company are recorded at cost.

x)             Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

y)             Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of these.

z)             Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value. The amount determined is presented under accrued expenses in long-term liabilities.

aa)           Deferred income

Deferred income relate to the recognition of documented sales the delivery of which occurs subsequent to the closing date of the financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 - Changes in Accounting Principles

During the period ended June 30, 2007, there were no other changes in the application of generally accepted accounting principles in Chile compared to the prior year.

Note 4 - Marketable Securities

As of June 30 marketable securities are detailed as follows:

	2007	2006
	ThUS$	ThUS$

Mutual funds	96,715	58,933
Total	96,715	58,933

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

Note 5 - Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	122,529	126,593	41,503	126,593	164,032	150,877
Allowance for doubtful accounts					(7,824)	(8,083)
Notes receivable	15,475	25,280	23,237	6,246	38,712	31,030
Allowance for doubtful accounts					(3,295)	(3,387)
Accounts receivable, net					191,625	170,437

Other accounts receivable	10,082	5,848	857	1,618	10,939	7,466
Allowance for doubtful accounts					(1,152)	(680)
Other accounts receivable, net					9,787	6,786

Long-term receivables					109	297

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables - by Geographic Location

					Asia, Africa, Oceania		USA, México		Latin America
	Chile		Europe		And the Middle East		and Canada		and the Caribbean		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	41,827	28,770	51,776	41,621	5,911	9,430	23,580	31,790	33,114	31,183	156,208	142,794
% of total	26.77%	20.15%	33.15%	29.15%	3.78%	6.60%	15.10%	22.26%	21.20%	21.84%	100.00%	100.00%

Net short-term notes receivable
Balance	26,443	17,162	2,821	5,685	689	369	498	956	4,966	3,471	35,417	27,643
% of total	74.66%	62.09%	7.97%	20.57%	1.96%	1.33%	1.41%	3.46%	14.02%	12.56%	100,00%	100.00%

Net short-term other accounts receivable
Balance	5,711	2,834	1,520	1,250	153	157	2,123	2,289	280	256	9,787	6,786
% of total	58.35%	41.76%	15.53%	18.42%	1.56%	2.31%	21.69%	33.73%	2.86%	3.77%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	73,981	48,766	56,117	48,556	6,753	9,956	26,201	35,035	38,360	34,910	201,412	177,223
% of total	36.73%	27.52%	27.86%	27.40%	3,35%	5.62%	13.01%	19.77%	19.05%	19.70%	100.00%	100.00%

Long-term accounts receivable, net
Balance	109	282	-	-	-	-	-	-	-	15	109	297
% of total	100.00%	94.95%	-	-	-	-	-	-	-	5.05%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	74,090	49,048	56,117	48,556	6,753	9,956	26,201	35,035	38,360	34,925	201,521	177,520
% of total	36.77%	27.62%	27.85%	27.35%	3.35%	5.61%	13.00%	19.74%	19.04%	19.67%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations in respect to term and market price.
Expiration conditions for each case vary depending on the transaction which generated it.
In addition, all those significant transactions with related parties with an amount exceeding 1% of net income for the year are disclosed.

a) Amounts included in balances with related parties as of June 30, 2007 and 2006 are as follows:

	Short-term		Long-term
	2007	2006	2007	2006
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa -SQM Turkey	10,352	11,316	-	-
Nutrisi Holding N.V.	1,647	1,545	-	-
Generale de Nutrition Vegetale S.A.	-	132	-	-
Ajay Europe S.A.R.L.	8,060	4,319	-	-
Ajay North America LLC	2,435	3,158	-	-
Abu Dhabi Fertilizer Ind. WLL	3,041	2,600	2,000	2,000
Impronta SRL	-	7,596	-	-
NU3 B.V.	668	1,400	-	-
Sales de Magnesio S.A.	136	36	-	-
SQM Agro India	264	-	-	-
Misr Specialty Fertilizers	478	-	118	-
Soc.Inv.Pampa Calichera Ltda.	8	8	-	-
Kowa (Japan)	11,462	-	-	-
SQM East Med Turkey	-	13	-	-
PCS Sales Inc	26	16	-	-
Yara AB	79	70	-	-
Yara Benelux B.V	498	714	-	-
Yara Hellas S.A.	1,070	694	-	-
Yara International Australia PTY.	590	668	-	-
Yara Poland SP	1,038	533	-	-
Yara UK Ltd.	464	322	-	-
Yara CZECH Republic	10	16	-	-
Yara GMBH & CO KG	531	568	-	-
Yara Iberian S.A.	2,594	2,422	-	-
Yara Argentina S.A.	169	6,114	-	-
Yara Colombia Ltda..	1,867	724	-	-
Adubo Trevo S.A. (Yara)	252	252	-	-
Yara North America LLC	11,534	9,794	-	-
Yara Italia SPA.	2,891	58	-	-
Yara France BU Africa	1,619	542	-	-
Yara Internacional ASA	6,428	6,015	-	-
Yara International Asia Trade Pte Ltd	655	1,503	-	-
Yara East Africa Limited	257	140	-	-
Yara Fertilizers (Philippines)	242	-	-	-
Yara Fertilizers (New Zealand)	120	121	-	-
FOS (Yara)	390	-	-	-
Yara International Asia Trade Pte (Singapore)	1,766	-	-	-
Yara Int. Asia Trade Pte Vietnam	8	-	-	-
Yara France BU Latin America	1,751	-	-	-
Yara Norge AS	14	13	-	-
Yara Danmark A/S	27	-	-	-
Yara France S.A.	7,828	35	-	-
Total	83,269	63,457	2,118	2,000

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

a) Amounts included in balances with related parties as of June 30, 2007 and 2006, continued:

	Short-term
	2007	2006
Accounts payable	ThUS$	ThUS$

NU3 N.V.	257	647
Charlee SQM Thailand Co	231	175
Inversiones PCS Chile Ltda.	-	1,000
Yara France BU Latin America	-	356
Yara Fertilizantes LTD	686	153
Yara Nederland B.V.	400	-
Total	1,574	2,331

There were no outstanding long-term accounts payable with related parties as of June 30, 2007 and 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

b) During 2007 and 2006, principal transactions with related parties were as follows:

		Type of	Amount of		Impact on income
Company	Relationship	transaction	Transaction		(charge) credit
			2007	2006	2007	2006
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	3,669	3,971	1,161	1,565
Doktor Tarsa	Indirect	Sales of products	6,383	7,962	1,866	2,677
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	1,901	1,403	349	425
Impronta SRL	Indirect	Sales of products	0	2,982	0	1,133
Ajay Europe S.A.R.L.	Indirect	Sales of products	14,735	6,869	5,411	3,085
NU3 B.V.	Indirect	Sales of products	4,423	3,838	1,372	1,491
Ajay North America LLC	Indirect	Sales of products	7,546	8,706	3,902	4,280
Yara Benelux B.V.	Shareholder	Sales of products	4,260	5,241	754	1,225
Yara UK Ltd.	Shareholder	Sales of products	0	802	0	256
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	5,929	3,491	1,512	1,205
Yara France BU Africa	Shareholder	Sales of products	2,099	1,177	450	255
Yara Business Support	Shareholder	Services	2,182	2,250	-2,182	-2,250
Yara International Australia Pty Ltd.	Shareholder	Sales of products	1,138	967	321	320
Yara Iberian S.A.	Shareholder	Sales of products	4,557	4,478	1,308	1,851
Yara Colombia Ltda.	Shareholder	Sales of products	1,974	1,784	670	579
Yara Poland SP	Shareholder	Sales of products	1,559	1,089	471	420
Yara GMBH & Co Kg	Shareholder	Sales of products	1,177	1,168	324	447
Yara France	Shareholder	Sales of products	4,409	4,388	1,072	1,451
Yara China Ltd.	Shareholder	Sales of products	1,358	0	209	0
Yara Hellas S.A.	Shareholder	Sales of products	1,283	1,323	297	454
Yara France BU Latin America	Shareholder	Sales of products	7,950	0	2,128	0
Yara Argentina S.A.	Shareholder	Sales of products	0	10,423	0	3,660
Adubo Trevo S.A.	Shareholder	Sales of products	0	1,573	0	685
Yara Fertilizer Brazil	Shareholder	Sales of products	6,098	4,184	2,317	1,732
Yara Internacional ASA	Shareholder	Sales of products	16,671	12,213	3,391	3,542
Yara North America	Shareholder	Sales of products	31,232	26,300	7,320	6,481
Yara Italia	Shareholder	Sales of products	2,784	0	735	0
Kowa (Japan)	Shareholder	Sales of products	42,634	0	27,224	0

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 - Inventories

Net inventories are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Finished products	220,652	234,946
Work in process	133,836	120,745
Supplies	23,056	18,607
Total	377,544	374,298

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2007	2006
	ThUS$	ThUS$
Land
Land	82,496	67,750
Mining Concessions	30,086	30,787
Total	112,582	98,537

Buildings and infrastructure
Buildings	163,796	167,907
Installations	272,582	207,803
Construction-in-progress	222,586	211,429
Other	191,382	176,951
Total	850,346	764,090

Machinery and Equipment
Machinery	485,863	455,525
Equipment	127,487	123,565
Project-in-progress	15,369	10,113
Other	19,374	18,101
Total	648,093	607,304

Other fixed assets
Tools	8,950	8,840
Furniture and office equipment	14,888	14,600
Project-in-progress	13,197	16,704
Other	17,133	12,782
Total	54,168	52,926

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

	2007	2006
	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,091
Other assets	53	53
	61,379	61,422
Total property, plant and equipment	1,726,568	1,584,279

Less: Accumulated depreciation
Buildings and infrastructure	(316,646)	(279,967)
Machinery and equipment	(378,490)	(338,283)
Other fixed assets	(41,957)	(37,292)
Technical appraisal	(37,545)	(36,280)
Total accumulated depreciation	(774,638)	(691,822)
Net property, plant and equipment	951,930	892,457

	2007	2006
Depreciation for the year ended June 30:	ThUS$	ThUS$

Buildings and infrastructure	(22,605)	(19,500)
Machinery and equipment	(20,686)	(20,362)
Other fixed assets	(3,182)	(3,436)
Technical revaluation	(569)	(739)
Total depreciation	(47,042)	(44,037)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2007	2006
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Vehicles	-	98
Accumulated depreciation	(505)	(545)
Total assets in leasing	1,483	1,541

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 9 - Investments in and Receivables from Related Parties

a) Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)  Transactions executed in 2007

* On January 12, 2007, the subsidiary PTM SQM Ibérica S.A. was liquidated and extinguished. This operation gave rise to a loss of ThUS$ 41 in the subsidiary Soquimich European Holding B.V.

* On March 2, 2007, the subsidiary SQM Industrial S.A. made a capital increase of ThUS$ 130 in its subsidiary SQM Brasil Ltda. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance (SVS), the Company performed the valuation in consideration of the carrying value of equity of SQM Brasil Ltda. as of March 31, 2006, which does not significantly differ from its fair value determined at that date.

* On April 11, 2007, the subsidiary SQM S.A and the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 6,599 in their subsidiary SQM Europe N.V. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was conducted considering the book value of the equity of SQM Europe N.V. as of June 30, 2006, which does not significantly differ from its fair value determined at that date.

c)  Transactions executed in 2006

* At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, the shareholders approved the merger of SQM Procesos S.A. (dissolved) to the successor company SQM Industrial S.A., which acquires all the rights, shares, exceptions, assets, liabilities, obligations, shareholders’ equity, shareholders and remaining assets and expectations of SQM Procesos S.A. This merger generates each and every of its effects beginning on January 1, 2007.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

•
On January 19, 2006, Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired 7,021,169 and 70,921 shares, respectively of DSM Minera S.A. and its subsidiary Exploraciones Minera S.A. for the sum of ThUS$100,067 in cash (equivalent to ownership of 99% and 1%, respectively).

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated goodwill of ThUS$1,928, which will be amortized over a period of 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of December 31, 2006 are as follows:

	Minera Nueva	Exploraciones
	Victoria S.A.	Mineras S.A.
	ThUS$	ThUS$

Current assets	66,951	400
Property, plant and equipment	23,327	31,567
Other assets	7,220	-
Current liabilities	4,516	7,126
Long-term liabilities	5,718	-
Shareholders’ equity	112,105	-

* On January 19, 2006, Soquimich European Holding B.V. acquired 100% of the 20,403 shares of DSM Minera BV. For a sum of ThUS$13,840 in cash.

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera B.V. as of December 31, 2006. This generated goodwill of ThUS$11,373, which will be amortized over a period of 20 years.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of December 31, 2007 are as follows:

ThUS$
Current assets	4,581
Current liabilities	1,153
Shareholders’ equity	3,428

* On January 31, 2006, DSM Minera S.A. changed its name to Minera Nueva Victoria S.A.

* On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fenasa S.A. for a sum of ThEuro 75,100, thereby increasing their ownership to 33.35% and 66.65%, respectively.

* During February 2006, DSM Minera B.V. changed its name to Iodine Minera BV.

* On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. formed Prestadora de Servicios de Salud Cruz del Norte S.A.

The company’s capital amounts to Ch$50,000,000 divided into 5,000 single shares with no par value, no privileges or preferences, which are paid in full upon subscription of shares and through subscription and payment by SQM Industrial S.A. of 4,950 shares for a sum of Ch$49,500,000 paid upon subscription in cash and the subscription and payment by SQM Potasio S.A. of 50 shares for a sum of Ch$500,000 paid upon subscription in cash. The Company’s share capital and the total number of shares in which capital is divided is subscribed and paid in full in the company’s social fund.

* On September 14, 2006, Soquimich European Holding B.V.(SQH) sold to Yara Italia SPA all the rights that SQH had in Impronta SRL for a sum of ThUS$ 902, thereby generating a loss from sale of investments of ThUS$ 308.

* On October 27, 2006, SQM Comercial de México S.A. de C.V. and SQM Industrial S.A. sold all the shares they had in SQM Comercial de México S.A. de C.V. to Yara Nederland B.V. and Yara Holdings Netherlands B.V. for a sum of ThUS$ 4,888 and obtained a gain from this sale of 1,040.

* On December 19, 2006, SQM Salar S.A., distributed dividends for a sum of ThUS$ 68,000 to its shareholders SQM Potasio S.A.(81.82%) and SQM S.A.(18.18%).

* On December 19, 2006, SQM Potasio S.A. distributed dividends for a sum of ThUS$ 60,000 to its shareholders SQM S.A.(99.9974%) and Inversiones Pascuala S.A.(0.0026%)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

d) Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

d) Detail of investments in related companies

Tax Registration		Country of	Controlling	Number of	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Number	Company	origin	currency	Shares	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
				%	%		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	11,050	11,658	4,411	5,421	168	186	83	374
0-E	Nutrisi Holding N.V.	Belgium	US$	-	50.00	50.00	9,989	7,752	4,860	3,744	1,488	577	732	279
0-E	Doktor Tarsa	Turkey	Euros	-	50.00	50.00	7,856	5,557	3,933	2,778	2,204	523	1,102	261
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	6,728	5,481	1,488	1,981	-	556	-	(223)
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,459	4,503	2,117	2,138	(109)	(74)	(51)	(131)
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	50.00	37.00	4,285	3,981	2,143	1,990	367	72	183	230
0-E	Impronta SRL	Italia	Euros	-	-	50.00	-	2,198	-	1,099	-	638	-	141
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	893	990	447	495	194	37	97	94
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	159	500	187	250	(25)	-	(13)	-
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	686	863	23	29	-	-	-	-
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	-	40.00	2,151	2,118	860	847	10	-	4	47
0-E	Agro India Limitada	India	US$	-	49.00	-	15	115	8	56	(4)	-	(2)	-
Total									20,477	20,828

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)  Goodwill

		June 30, 2007		June 30, 2006
		Amount amortized		Amount amortized
Tax Registration		during the	Goodwill	during the	Goodwill
Number	Company	period	Balance	period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	72	1,373	72	1,518
96801610-5	Comercial Hydro S.A.	88	1,041	85	1,158
79947100-0	SQM Industrial S.A.	613	19,473	596	20,587
78602530-3	Minera Nueva Victoria S.A.	-	-	184	2,392
0-E	SQMC México S.A. de C.V.	28	808	28	863
0-E	Comercial Caiman Internacional S.A.	11	120	11	143
0-E	Fertilizantes Olmeca S.A. de C.V.	-	-	28	84
0-E	SQM Dubai- Fzco	51	1,833	51	1,934
0-E	Iodine Minera B.V.	284	10,568	314	12,252
Total		1,147	35,216	1,369	40,931

b) Negative Goodwill

		June 30, 2007		June 30, 2006
		Amount		Amount
		amortized	Negative	amortized	Negative
Tax Registration		during the	goodwill	during the	goodwill
Number	Company	period	Balance	period	Balance
		ThUS$	ThUS$	ThUS$	ThUS$

96575300-1	Minera Mapocho S.A.	-	-	68	-
78602530-3	Minera Nueva Victoria S.A.	-	1,928	-	-
Total		-	1,928	68	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

		2007	2006
		ThUS$	ThUS$

Engine and equipment spare-parts, net	(1)	5,959	16,911
Termination of agreement bonus		833	248
Mine development costs		24,926	25,121
Income taxes recoverable		325	286
Healthcare institution guarantee in the National Healthcare Service Fonasa		258	252
Pension plan		-	1,133
Construction of Salar-Baquedano road		1,230	1,350
Deferred loan issuance costs	(2)	432	272
Cost of issuance and placement of bonds	(3)	5,173	5,556
Other		599	714
Total		39,735	51,843

(1) According to analyses conducted, at each year-end, this item includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.

(2) Relates to the portion to be accrued of negotiation costs of long-term loans.

(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a) Short-term bank debt is detailed as follows:

	2007	2006
Bank or financial institution	ThUS$	ThUS$

Banco de Crédito e Inversiones	-	50,023
Other	1,923	1,577
Total	1,923	51,600

Annual average interest rate	4.16%	6.31%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b) Long-term bank debt is detailed as follows:

	2007	2006
Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	-	204,620
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,415	100,376
ING Capital LLC (3)	80,408	-
Total	180,823	304,996

Less: Current portion	(823)	(204,996)

Long-term portion	180,000	100,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal was due on September 15, 2006.

(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.375% per annum, quarterly payment. The principal is due on March 3, 2010.

(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c) The maturity of long-term debt is as follows:

	2007	2006
	ThUS$	ThUS$
Years to maturity
Current portion	823	204,996
1 to 2 years	-	-
2 to 3 years	100,000	-
3 to 5 years	80,000	100,000
Total	180,823	304,996

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of June 30, 2007 and 2006, the short-term portion includes a balance of ThUS$8,227 and ThUS$5,398 respectively, related to interest accrued at that date. The long-term portion represents bonds payable.

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	06/30/07	06/30/06	Placement in Chile or abroad
								ThUS$	ThUS$
Current portion of long-term bonds payable
446	C	150,000	UF	4.00%	06/01/2008	Semi-annual	Semi-annual	5,641	5,398	In Chile
184	Single	-	US$	6.125%	10/15/2007	Semi-annual	Bullet	2,586	-	Abroad
Total Current Portion								8,227	5,398

Long-term bonds payable
446	C	2,775,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	98,093	98,434	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	Bullet	200,000	200,000	Abroad
Total Long-term								298,093	298,434

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 - Accrued Liabilities

As of June 30, 2007 and 2006, accrued liabilities are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Provision for royalties Corfo	3,808	2,261
Provision for employee compensation and legal costs	941	502
Taxes and monthly income tax installment payments	4,541	2,985
Expenses incurred for Long-term loans (additional tax)	108	299
External auditors’ fees	223	87
Employee benefits	6,289	3,574
Vacation accrual	8,504	7,970
Marketing expenses	2,182	2,250
Other accruals	3,383	2,067
Total current liabilities	29,979	21,995

Note 15 - Income and Deferred Taxes

a)	At June 30, 2007 and 2006 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2007	2006
	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	240,904	215,045
Accumulated tax basis retained earnings
without tax credit	170,350	90,330
Tax loss carry-forwards (1)	132,186	213,951
Credit for shareholders	49,177	43,836

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of June 30, 2007 and 2006 represented a net liability of ThUS$53,615 and ThUS$37,880 respectively, and consisted of:

2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,985	598	-	-
Vacation accrual	1,390	-	-	-
Unrealized gain on sale of products	14,397	-	-	-
Provision for obsolescence	-	2,868	-	-
Production expenses	-	-	18,135	-
Accelerated depreciation	-	-	-	60,244
Exploration expenses	-	-	-	4,698
Capitalized interest	-	-	-	7,812
Staff severance indemnities	-	-	-	1,423
Fair value recognition	-	2,197	-	-
Capitalized expenses	-	-	-	976
Tax loss carry-forwards	-	25,484	-	-
Accrued gain from exchange insurance	-	-	521	-
Deferred revenues	529	-	-	-
Leased assets	-	-	-	9
Provision for energy tariff difference	1,765	-	-	-
Accrued interest	85	-	-	-
Other	1,341	3,844	-	392
Total gross deferred taxes	21,492	34,991	18,656	75,554
Total complementary accounts	-	-	(412)	(18,918)
Valuation allowance	(5,978)	(29,240)	-	-
Total deferred taxes	15,514	5,751	18,244	56,636

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2006	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,448	-	-	-
Vacation accrual	1,266	-	-	-
Unrealized gain on sale of products	15,663	-	-	-
Provision for obsolescence	-	1,599	-	-
Production expenses	-	-	16,696	-
Accelerated depreciation	-	-	-	58,797
Exploration expenses	-	-	-	5,453
Capitalized interest	-	-	-	6,596
Staff severance indemnities	-	-	-	2,584
Fair value recognition	-	-	-	-
Capitalized expenses	-	-	-	1,150
Tax loss carry-forwards	-	31,626	-	-
Accrued interest	132	-	-	-
Other	2,132	3,248	-	357
Total gross deferred taxes	20,641	36,473	16,696	74,937
Total complementary accounts	-	(212)	(2,323)	(23,953)
Valuation allowance	(190)	(29,235)	-	-
Total deferred taxes	20,451	7,026	14,373	50,984

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

c) Income tax expense is summarized as follows:

	2007	2006
	ThUS$	ThUS$

Current tax expense (income tax accrual)	(21,389)	(16,960)
Tax expense adjustment ( prior year)	117	(616)
Effect of deferred tax assets and liabilities	3,403	6,374
Tax benefit for tax losses	(6,747)	(3,628)
Effect of amortization of complementary accounts	(1,810)	(2,155)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	2,204	(2,044)
Other tax charges and credits	147	(553)
Total income tax expense	(24,075)	(19,582)

Note 16 - Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Opening balance	17,245	16,415
Increases in obligation	1,720	2,259
Payments	(1,332)	(891)
Exchange difference	182	(851)
Other difference	(47)	-
Balance as of June 30	17,768	16,932

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$
Soquimich Comercial S.A.	35,215	31,044	(807)	(115)
Ajay SQM Chile S.A.	3,624	3,593	(234)	(607)
Cape Fear Bulk L.L.C.	241	264	(115)	(220)
SQM Nitratos México S.A. de C.V.	19	(104)	26	64
Fertilizantes Naturales S.A.	134	132	(12)	(9)
SQM Indonesia S.A.	(31)	(21)	-	18
SQM Potasio S.A.	6	-	(1)	-
Total	39,208	34,908	(1,143)	(869)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Retained	Net
	Number	capital	reserves	stage	earnings	Income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer 2005 net income to retained earnings	-	-	-	-	113,506	(113,506)	-
Declared dividends 2006	-	-	-	-	(73,647)	-	(73,647)
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	(1,910)	-	-	-	(1,910)
Net income for the year	-	-	-	-	-	75,262	75,262
Balance as of June 30, 2006	263,196,524	477,386	155,377	-	312,096	75,262	1,020,121
Balance January 1,2007	263,196,524	477,386	155,190	(8,370)	320,466	141,277	1,085,949
Transfer 2006 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends 2007	-	-	-	-	(91,786)	-	(91,786)
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	1,665	-	-	-	1,665
Net income for the year	-	-	-	-	-	93,944	93,944
Balance as of June 30, 2007	263,196,524	477,386	156,855	-	361,587	93,944	1,089,772

In compliance with the indications set forth in Form 1819 of the Securities and Insurance Superintendency, we have compensated the balance of US$ 8,370 corresponding to the Development Period Deficit account as of December 31 with the Accumulated Utilities account.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b) The composition of other comprehensive income as of June 30, 2007 is as follows:

		For the year ended June 30, 2007	As of June 30, 2007
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	1,644	7,042
Isapre Norte Grande Ltda.	(1)	11	(72)
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	13	35
Asociación Garantizadora de Pensiones	(1)	(6)	(18)
Sales de Magnesio Ltda.	(1)	14	66
SQM North America Corp.	(3)	-	(1,218)
SQM Dubai - Fzco	(1)	(11)	(11)
Other Companies	(1)	-	717
Total other comprehensive income		1,665	156,855

(1)	Corresponds to translation adjustments and monetary correction

(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

(3)	Relates to valuation differences generated in the pension plans of the subsidiary SQM North America Corp.
.
c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series B:	1) A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2) An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 19 - Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2007 the Company’s derivative instruments are as follows:

2007	Notional or Notional or		Description of the
Type of	covered		contract	Position	(Liability)Asset	Income	Income
derivative	amount	Expiration	type	purchase/sale	amount	(loss) recorded	(not) recorded
	ThUS$				ThUS$	ThUS$	ThUS$
US dollar PUT	25,568	3rd quarter of 2007	Exchange rate	P	(92)	-	(92)
US dollar Forward	2,296	3rd quarter of 2007	Exchange rate	P	(21)	-	(21)
US dollar Forward	4,144	3rd quarter of 2007	Exchange rate	P	(97)	-	(97)
Swap	102,630	3rd quarter of 2007	Interest rate	P	1,047	-	1,047
	134,638				837		837

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 20 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2007	2006
	ThUS$	ThUS$

Interest income	4,661	6,096
Reversal of allowance for doubtful accounts	166	62
Cross currency swap	4,000	-
Rights of use of trademark	17	17
Insurance recoveries	166	117
Sales of services	71	-
Rental of property, plant and equipment	487	497
Fines collected from third parties	128	263
Equity participation in net income of unconsolidated Subsidiaries	2,201	1,144
Discounts obtained	249	336
Sale of Antucoya	-	753
Overestimate of allowance for doubtful accounts	227	95
Sale of mining concessions	357	158
Other income	788	427
Total	13,518	9,965

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
b)	Non-operating expenses

	2007	2006
	ThUS$	ThUS$

Write-off of investments	201	202
Interest Expense	10,038	14,193
Equity participation in net losses of unconsolidated Subsidiaries	66	131
Amortization of goodwill	1,147	1,369
Net foreign exchange	2,061	3,096
Consulting services	40	367
Training expenses and grants	188	122
Investment plan expenses and adjustment to the net realizable value of PP&E	3,900	4,122
Energy tariff difference	4,000	-
Work disruption expenses	289	1,500
Non-recoverable taxes	167	336
Provision and sale of materials, spare-parts and supplies and property, plant and equipment	2,900	-
Other expenses	1,616	1,863
Total	26,613	27,301

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 - Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2007	2006
	ThUS$	ThUS$
Property, plant and equipment	128	73
Other assets and liabilities	375	72
Shareholders’ equity	(1,801)	(905)
Net price-level restatement	(1,298)	(760)

Note 22 - Assets and Liabilities Denominated in Foreign Currency

	2007	2006
Assets	ThUS$	ThUS$
Chilean pesos	77,475	54,187
US dollars	1,626,638	1,710,150
Euros	52,956	48,870
Japanese Yen	908	1,190
Brazilian Real	336	313
Mexican pesos	5,614	10,062
UF	75,778	64,570
South African Rand	8,679	6,964
Dirhams	14,381	14,757
Other currencies	8,835	9,011

Current liabilities
Chilean pesos	109,436	75,058
US dollars	58,104	298,783
Euros	12,698	12,098
Japanese Yen	36	87
Brazilian Real	1,770	1,548
Mexican pesos	2,323	4,219
UF	6,191	8,782
South African Rand	1,556	1,264
Dirhams	541	558
Other currencies	462	404

Long-term liabilities
Chilean pesos	17,636	16,897
US dollars	432,852	145,854
Japanese Yen	147	129
UF	98,858	299,362
Other currencies	10	2

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 - Expenses Incurred in the Issuance Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets, the portion to be amortized within one year is presented within Other current assets, which are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.
As of June 30, 2007, issuance expenses net of amortization amount to ThUS$6,665.Issuance expenses include disbursements related to reports issued by risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization for the three-month period ended June 30, 2007 amounted to ThUS$461.

Note 24 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Cash included in cash equivalents	-	24,271
Income from sale of mining concessions	357	911
Total	357	25,182

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 - Commitments and Contingencies

I. Contingencies:

(a)  Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff:	Compañía Salitre y Yodo Soledad S.A.
	Defendants:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit:	December 1994
	Court:	Civil Court of Pozo Almonte
	Cause:	Partial annulment of mining property, Cesard 1 to 29
	Instance:	Evidence provided
	Nominal amount:	ThUS$ 211

2.	Plaintiff:	Compañía Productora de Yodo y Sales S.A.
	Defendants:	SQM Químicos S.A.
	Date of lawsuit:	November 1999
	Court:	Civil Court of Pozo Almonte
	Cause:	Partial annulment of mining property, Paz II 1 to 25
	Instance:	Evidence provided
	Nominal amount:	ThUS$ 162

3.	Plaintiff:	Compañía Productora de Yodo y Sales S.A.
	Defendants:	SQM Químicos S.A.
	Date of lawsuit:	November 1999
	Court:	Civil Court of Pozo Almonte
	Cause:	Partial annulment of mining property, Paz III 1 to 25
	Instance:	Evidence provided
	Nominal amount:	ThUS$ 204

4.	Plaintiff:	Mario Miles Andrade
	Defendants:	Constructora Fe Grande S.A. and joint and severally,
SQM S.A. and its insurers
	Date of lawsuit:	June 2005
	Court:	Labor Court of Antofagasta
	Cause:	Work accident
	Instance:	Evidence provided
	Nominal amount:	ThUS$ 270

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I. Contingencies (continued):

5.	Plaintiff:	Gabriela Véliz Huanchicay
	Defendants:	Gilberto Mercado Barreda and subsidiary and
jointly and severally SQM Nitratos S.A. and its insurers
	Date of lawsuit:	August 2005
	Court:	4th Civil Court of Santiago
	Cause:	Work accident
	Instance:	At the first instance verdict the defendants were sentenced
to pay the amount of ThUS$250. The defendants filed a recourse of appeal against this verdict.
	Nominal amount:	ThUS$ 481

6.	Plaintiff:	Electroandina S.A.
	Defendants:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit:	September 2005
	Court:	Court of arbitration
	Cause:	Early termination or partial modification or temporary suspension of the Electrical Supply Agreement entered on
February 12, 1999 by virtue of supposedly unforeseen events
that would result in an increase in the cost of or restricted the supply of natural gas from Argentina
	Instance:	Evidentiary stage
	Nominal amount:	The amount has not been determined yet

7.	Plaintiff:	Juana Muraña Quispe
	Defendants:	Intro Ingenieria Limitada and subsidiary and jointly and
severally SQM S.A. and its insurers
	Date of lawsuit:	October 2005
	Court:	25th Civil Court of Santiago
	Cause:	Work accident
	Instance:	Evidentiary stage
	Nominal amount:	ThUS$1,500

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I. Contingencies (continued):

8.	Plaintiff:	Empresa de Servicios de Montaje Ltda.
	Plaintiff:	SQM S.A.
	Date of lawsuit:	May 2006
	Court:	4th Civil Court of Antofagasta
	Cause:	Divergences related to the agreement for the improvement
of compressors and of assembly of capacitors in
Pedro de Valdivia crystallization plant and compensation
For damage.
	Instance:	Response
	Nominal amount:	ThUS$ 270

9.	Plaintiff:	Marina Arnéz Valencia
	Defendant:	SQM S.A. and its insurance companies
	Date of lawsuit :	May 2006
	Court:	2nd Civil Court of Santiago
	Cause:	Work accident
	Instance:	Conciliation audience
	Nominal amount:	ThUS$ 500

10.	Plaintiff:	ESAOL Limitada
	Defendants:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit:	September 2006
	Court:	Arbitration Court of Antofagasta
	Cause:	Fees allegedly owed for urban cleaning services
at Maria Elena.
	Instance:	Evidentiary Stage
	Nominal amount:	ThUS$170

11.	Plaintiff:	Sociedad de Servicios Tacora Limitada
	Defendants:	SQM Nitratos S.A.
	Date of lawsuit:	December 2006
	Court:	25th Civil Court of Antofagasta
	Cause:	Collection of securities which SQM Nitratos S.A., by virtue of a mandate conferred in its favor, used to pay the plaintiff’s
employees who have not received their salary pay and contributions for transportation and machinery services rendered indirectly to SQM Nitratos S.A.
	Instance:	Response.
	Nominal amount:	ThUS$266

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

(b) Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II. Commitments:

(a)
The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 6,843 in 2007 (ThUS$ 4,426 in 2006).

(b)
Bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those loans of the same nature which have been outstanding at pertinent times and which, among others, relate to maximum indebtedness and minimum equity. Save for this, SQM S.A. is not exposed to other covenants to its management activities or to limits in financial indicators because of contracts or agreements with creditors.

(c)
Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others

.
Note 26 - Third Party Guarantees

As of June 30, 2007 and 2006 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2007	2006
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,415	100,376
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,408	-

Note 27 - Sureties Obtained from Third Parties

Joint and several guarantee of up to ThUS$ 1,000 made by Tattersall Comercial S.A. to secure to Soquimich Comercial S.A. compliance with obligations contained in the commercial mandate agreement for the distribution and sale of fertilizers.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 28 - Sanctions

During 2007 and 2006, the SVS did not apply sanctions to the Company, its directors or managers.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects

Disbursements incurred by the Company as of June 30, 2007 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2007	Disbursements
	ThUS$	ThUS$
Project
Dust emission control	76	-
Light normalization	921	90
Enablement of money exchange and bathrooms	92	8
Environmental studies - Region I of Chile project	305	-
Maria Elena archeology	1,006	164
Waste water treatment plant, washing surface P. Valdivia. N. Victoria. P. Blanca.	14	226
Equipment washing system	184	-
Implementation of waste water line for María Elena Treatment Plant.	28	22
Infrastructure, equipment New Offices María Elena Environment	14	-
Hospital Monitoring Station Project	12	9
Tourist Support in Salt Deposit (Soncor)	64	16
Energy backup for Church monitoring station	18	3
Environmental assessment for the KNO3 Plant	21	4
Environmental commitments Region I of Chile	169	22
Plumbing equipment at ME prilling plant	31	9
Normalization of lighting at FFCC yard, PV Mill	164	1
Improvements in M. Elena Camp - Streets	327	123
The Environment MOP/SOP 2	228	-
Study of dust control at SOP-SC plant	30	-
Waste dump for dangerous waste	18	346
Deputy Management of Environmental Matters	347	242
Equipment elimination using PCB	300	197
Salar (Salt deposit) environmental follow-up plan	721	1,755
Sanitary regulations PV Traffic Facilities	2	78
PV Environmental improvements	3	37
Renewal of Salar Meteorological Stations	12	101
Construction of temporary storage yard for residual and new oil	1	51
Waste pools R&R Lithium C. Plant	1,230	993
Total	6,338	4,497

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects (continued)

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2007.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.
On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution of agreement with the Sanitary Code establishing that breathable particle material levels in the productive facilities of Maria Elena exceeded the level allowed for air quality, thereby affecting the neighboring location. Particle material mainly comes from dust produced during the processing of caliche, in particular in the grinding of this ore prior to leaching. The Company has implemented a number of actions which have allowed a significant improvement in air quality at María Elena, both within the framework of a Decontamination plan for this location and to meet its Sustainable Development Policy. On October 20, 2005, the Company obtained environmental approval for the “María Elena Technology Plan” project and its start-up during the second half of 2007 will allow reducing particle material emissions as required by the environmental standard

In addition to this, the Company develops in all its operations plans for follow-up and environmental monitoring based on specialized scientific studies and annually develops a training program for environmental matters, both for its direct employees and both of subcontractors. Within this context, SQM entered an agreement with Corporación Nacional Forestal (CONAF) - the National Forestry Corporation - with the purpose of monitoring the activities of flamingo colonies in lagoon systems in the Atacama Salt-peter deposit, which includes counting birds and follow-up of the reproductive process. Environmental follow-up maintained by SQM in the Atacama Salt-peter deposit and in other systems in which it operates, is supported by a number of studies which have integrated different scientific efforts by prestigious research centers, such as Dictuc from Pontificia Universidad Católica, the School of Agricultural Science of Universidad de Chile, Nevada University, Cornell University and the University of Binghamton, New York.

In addition, within the framework of environmental studies performed by the Company for its new projects, the Company is currently performing significant pieces of work for the registration of the pre-Hispanic and historical cultural patrimony, as well as the protection of patrimonial sites, in accordance with current Chilean laws. These actions have been performed specially in the area surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by diffusion actions for the community and actions for the put into value at local and regional museums.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects (continued)

As emphasized by one of the points in its Sustainable Development Policy, the Company works for maintaining a good neighbor relationship and for participating in the development of communities close to its operations, supporting joint projects and activities to improve life quality of these communities. For this purpose, the Company has focused its actions on the rescue of historical patrimony, training and social and cultural development, which are ambits in which it performs several actions individual or together with public and private organizations.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 - Significant Events

On March 21, 2007, the Company informed the Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile (SQM) at their meeting held on March 20, 2007, unanimously agreed to propose the payment of a final dividend for a sum of US$0.34874 per share to those shareholders of SQM who were registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Upon approval of this proposal by the shareholders at the General Ordinary Shareholders’ Meeting to be held on April 27, 2007, this proposal will allow that the Company effectively pays and distributes dividends in conformity with the respective dividend policy, an annual dividend equivalent to 65% of distributable net income obtained during 2006.

Note 31 - Subsequent Events

Management is not aware of any significant subsequent events that have occurred after June 30, 2007 and that may affect the Company’s financial position or the interpretation of these financial statements, (August 07, 2007).

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 32 - Time deposits

			2007	2006
Receiver	Type	Expiration date	ThUS$	ThUS$
Banco de Credito e Inversiones	Fixed term	07/05/2006	-	40,480
Fortis Bank	Fixed term	07/30/2007	430	-
Banco Santander Santiago	Fixed term	09/07/2006	-	22,284
Banco Santander Santiago	Fixed term	09/08/2006	-	22,284
Banco Santander Santiago	Fixed term	09/11/2006	-	22,284
Banco Santander Santiago	Fixed term	09/12/2006	-	22,284
Banco Santander Santiago	Fixed term	09/13/2006	-	22,284
Citibank N.A.	Overnight	07/03/2007	1,829	-
Citibank N.A.	Overnight	07/03/2006	-	4,023
Nedbank	Fixed term	09/30/2007	731	4
Bancomer	Prof. term	07/02/2007	1,325	-
BBVA Banco Bilbao Vizcaya Ar.	Prof. term	07/02/2007	52	48
BBVA Banco Bilbao Vizcaya Ar.	Fixed term	08/31/2008	26	-
Total			4,393	155,975

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: September 14, 2007